UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

IMMUCOR, INC.
(Name of Subject Company)

IMMUCOR, INC.
 (Name of Person Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

452526106
 (CUSIP Number of Class of Securities)

Joshua H. Levine
President and Chief Executive Officer
Immucor, Inc.
3130 Gateway Drive
Norcross, Georgia 30071
(770) 441-2051
 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley
Jack D. Capers, Jr.
King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 572-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 3.03, 8.01 and 9.01 of the Current Reports on Form 8-K filed by Immucor, Inc. on July 5, 2011 (including all exhibits attached thereto) is incorporated herein by reference.

The following press release was issued by Immucor, Inc. on July 5, 2011.

FOR IMMEDIATE RELEASE

IMMUCOR ENTERS INTO DEFINITIVE AGREEMENT TO BE ACQUIRED BY TPG CAPITAL

Immucor Shareholders to Receive $27.00 per Share in Cash;

Fully Diluted Equity Value of $1.973 Billion

NORCROSS, Ga., July 05, 2011 – Immucor, Inc. (Nasdaq: BLUD) (the "Company"), a global leader in providing automated instrument-reagent systems to the blood transfusion industry, today announced that it has entered into a definitive agreement to be acquired by investment funds managed by TPG Capital (“TPG”) in a transaction with a fully diluted equity value of $1.973 billion.

Under the terms of the agreement, Immucor shareholders will receive $27.00 in cash for each share of Immucor common stock they own, representing a premium of approximately 30.2 percent over the closing share price on July 1, 2011, the last full trading day before today's announcement, and a premium of approximately 35.6 percent to Immucor’s average closing price over the last month.  The transaction is expected to close in the second half of 2011.  The agreement was unanimously approved by the Immucor Board of Directors.

"This transaction enables our shareholders to realize significant, immediate value while at the same time allowing Immucor to remain well-positioned to continue pursuing growth opportunities," said Joseph Rosen, Chairman of the Board of Directors of Immucor.  "Our Board is pleased with the outcome of the process we followed leading to this transaction, and believes that this transaction is in the best interests of our shareholders."

"Immucor has been at the forefront of improving transfusion medicine for nearly 30 years and has a proven track record of creating value," said Joshua H. Levine, President and Chief Executive Officer of Immucor.  "Partnering with TPG will allow us to continue with our commitment to deliver innovative technologies that meet our customers’ needs and improve patient safety."

"By offering best-in-class instruments and reagents for the blood transfusion industry, Immucor has built an impressive platform, loyal customer base and a strong leadership position," said Todd Sisitsky, TPG Partner.  "We look forward to working with the Immucor team as we invest in growing the business and expanding the global footprint for these vital services."

Under the terms of the agreement, it is anticipated that an affiliate of TPG, IVD Acquisition Corporation, will commence a tender offer for all of the outstanding shares of the Company no later than July 15, 2011.

Under the terms of the agreement, the tender offer is conditioned upon, among other things, satisfaction of the minimum tender condition of 84 percent of the Company's common shares on a fully diluted basis, the receipt of the Federal Trade Commission's approval under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, the receipt of any applicable consents or approvals under German antitrust or merger control laws and other customary closing conditions.  In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of shareholder approval.

Under the terms of the agreement, the Company may solicit superior proposals from third parties through August 15, 2011.  It is not anticipated that any developments will be disclosed with regard to this process unless the Company's Board of Directors makes a decision with respect to a potential superior proposal.  There are no guarantees that this process will result in a superior proposal.

Goldman, Sachs & Co. acted as financial advisor to Immucor, Inc. and King & Spalding LLP acted as the Company’s legal advisor.  Ropes & Gray LLP acted as legal advisor to TPG Capital.  Citi and J.P. Morgan Securities LLC acted as financial advisors and provided fully committed financing to TPG Capital.

About Immucor
Founded in 1982, Immucor manufactures and sells a complete line of reagents and systems used by hospitals, reference laboratories and donor centers to detect and identify certain properties of the cell and serum components of blood prior to transfusion. Immucor markets a complete family of automated instrumentation for all of its market segments. For more information on Immucor, please visit our website at www.immucor.com.

About TPG Capital
TPG Capital is a leading global private investment firm founded in 1992 with $48 billion of assets under management and offices in San Francisco, Beijing, Fort Worth, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Paris, Shanghai, Singapore and Tokyo.  TPG Capital has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings.  TPG Capital’s healthcare investments have included Aptalis Pharma, Biomet, Fenwal, Healthscope, IASIS Healthcare, IMS Health, Oxford Health Plans, Parkway Holdings, Quintiles Transnational, Surgical Care Affiliates, among others.

Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, IVD Holdings Inc. and IVD Acquisition Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Additional Information about the Merger and Where to Find It
In connection with the potential one-step merger, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation pursuant to the terms of the merger agreement. The proxy statement and other material filed with the SEC will contain important information about the Company and the merger that should be read carefully before making any voting or investment decision with respect to the proposed merger.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other merger documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

The Company and its officers and directors, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of the Company’s officers and directors, as well as other matters, in the Company’s proxy statement for its 2010 annual meeting of shareholders and the proxy statement and other relevant materials which will be filed with the SEC in connection with the merger. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s shareholders generally, will be set forth in the proxy statement relating to the merger.

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this communication contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding the anticipated acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s shareholders will tender their stock in the offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended May 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

Contacts

Immucor Media Contacts: Michael Freitag / Jed Repko / Jennifer Friedman Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449	TPG Media Contacts: Lisa Baker Owen Blicksilver PR (914) 725-5949
Immucor Investor Contacts: Michele Howard (770) 441-2051

The following letter was sent to employees of Immucor, Inc. on July 5, 2011.

July 5, 2011

Today, Immucor announced that the Company’s Board of Directors unanimously approved the sale of Immucor to TPG Capital, a leading investment firm.  We’d like to share some additional information with you about today’s announcement.

By partnering with TPG Capital, Immucor will become a privately held company that is backed by the scalable resources of a global investment firm.  TPG Capital invests in companies that have solid growth opportunities and offers extensive business knowledge, experience and resources to support and nurture global growth.  The firm currently invests in more than 200 businesses around the world representing a variety of industries and has extensive experience investing in healthcare businesses.  TPG Capital believes Immucor has a unique franchise bolstered by its superior automation technology and thoughtful go-to-market strategy.  Additionally, TPG Capital believes in the growth opportunities presented by our molecular immunohematology offering and by our expansion into new markets around the world.

We believe partnering with TPG Capital benefits everyone at Immucor.  We believe TPG Capital will actively support Immucor with global business expertise that will enable us to have greater flexibility to make critical investments and decisions swiftly.  We believe our competitive marketplace demands this.  Our goal is to reach more customers and deliver exceptional experiences and value at a pace that stays ahead of our competition – and we believe this new partnership with TPG Capital supports that goal.

We anticipate that the transaction will be completed in the second half of 2011, subject to regulatory approval and other customary closing conditions.  We want to assure you that it is business as usual at Immucor, and we are working to create a seamless transition for all of you.

As today’s announcement may attract attention from the media or other interested parties, it is very important that our company speaks with one voice and, in line with company policy, we ask that you do not respond to any inquiries directly.  Please direct all media or third-party inquiries to Michele Howard, at 770-225-8622.

As in the past, our future plans can only happen with your continued dedication and commitment.  We are working together on this new and exciting development, keeping you and our customers as our priority.  Please continue to support our business as you do every day.  We will share progress in the weeks and months ahead about this opportunity to further strengthen our position as a leader in transfusion medicine – on a global stage.

Regards,

Josh and Nino

Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, IVD Holdings Inc. and IVD Acquisition Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Additional Information about the Merger and Where to Find It
In connection with the potential one-step merger, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation pursuant to the terms of the merger agreement. The proxy statement and other material filed with the SEC will contain important information about the Company and the merger that should be read carefully before making any voting or investment decision with respect to the proposed merger.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other merger documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).
The Company and its officers and directors, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of the Company’s officers and directors, as well as other matters, in the Company’s proxy statement for its 2010 annual meeting of shareholders and the proxy statement and other relevant materials which will be filed with the SEC in connection with the merger. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s shareholders generally, will be set forth in the proxy statement relating to the merger.

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this communication contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding the anticipated acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s shareholders will tender their stock in the offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended May 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

The following letter was sent to customers of Immucor, Inc. on July 5, 2011.

Dear Valued Immucor Customer:

Today, Immucor announced that the Company’s Board of Directors unanimously approved the sale of Immucor to TPG Capital, a leading investment firm.  When this transaction is completed, Immucor will become a privately-held company that remains solely dedicated to transfusion medicine.  Enclosed is the press release we issued announcing the transaction.

TPG Capital is a well-respected private equity firm with extensive experience investing in healthcare businesses.  We believe TPG Capital will be a great resource as we continue to work to deliver offerings and services to support your business.  Our partnership with TPG Capital will enable Immucor to have even greater flexibility to invest in products that drive efficiencies in your organization and improve patient safety.

We anticipate that the transaction will be completed in the second half of 2011, subject to regulatory approval and other customary closing conditions.  In the meantime, it is business as usual at Immucor, and we are working to create a seamless transition.  Your point of contact at the Company will stay the same. Maintaining our focus on our customers remains a top priority.

We realize you have a choice in partners for transfusion medicine.  I want to underscore that all of us at Immucor value your business and thank you for your continued support.  We will continue to update you on this exciting development for Immucor.  As always, if you have any questions, please contact NAME at XXX-XXX-XXXX.

Sincerely,
INSERT

Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, IVD Holdings Inc. and IVD Acquisition Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Additional Information about the Merger and Where to Find It
In connection with the potential one-step merger, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation pursuant to the terms of the merger agreement. The proxy statement and other material filed with the SEC will contain important information about the Company and the merger that should be read carefully before making any voting or investment decision with respect to the proposed merger.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other merger documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).
The Company and its officers and directors, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of the Company’s officers and directors, as well as other matters, in the Company’s proxy statement for its 2010 annual meeting of shareholders and the proxy statement and other relevant materials which will be filed with the SEC in connection with the merger. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s shareholders generally, will be set forth in the proxy statement relating to the merger.

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this communication contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding the anticipated acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s shareholders will tender their stock in the offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended May 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

The following frequently asked questions were sent to employees of Immucor, Inc. on July 5, 2011.

Employee FAQ

1.	What was announced today?

Today we announced that our Board of Directors has approved the sale of Immucor to TPG Capital, a leading investment firm.

We believe partnering with TPG Capital will help fuel Immucor’s growth and strengthen our leadership position in the global marketplace for transfusion medicine.

2.	Who is TPG Capital?

TPG Capital is a well-respected global investment company that seeks out well-managed, fundamentally solid businesses for long-term investments.  TPG Capital believes Immucor has a unique franchise bolstered by its superior automation technology and thoughtful go-to-market strategy.  Additionally, TPG Capital believes in the growth opportunities presented by our molecular immunohematology offering and by our expansion into new markets around the world.

TPG Capital invests in companies that have solid growth opportunities and offers extensive business knowledge, experience and resources to support and nurture global growth.  The firm currently invests in more than 200 businesses around the world representing a variety of industries and has extensive experience investing in healthcare businesses.

Additional information about TPG Capital can be found on the following website:  www.TPG.com

3.	Why is Immucor entering into this transaction?

Partnering with TPG Capital allows Immucor to be backed by the scalable resources of a global investment firm.

As you know, today we are a publicly traded company with our stock traded on the NASDAQ stock exchange.

When the transaction is completed, we will become a privately held company.  This change will afford us more flexibility as we look to continue to invest and grow our business.  We believe partnering with TPG Capital will facilitate the level of investment necessary to sustain and enhance Immucor’s franchise for many years to come and support our strategic goals of improving transfusion medicine.

4.	Will there be any changes for employees as a result of the proposed transaction?

There will be no changes as a result of the announcement.  It is business as usual.

We are pleased to be partnering with TPG Capital.  They believe in our vision for the future of transfusion medicine and share our commitment to doing what is best for the Company over the long term.

We believe Immucor can only benefit from TPG Capital’s extensive business knowledge, experience and resources as we look to continue to invest in our products and infrastructure to grow our business.

5.	Will there be any layoffs or other changes for employees as a result of this announcement?

There will be no changes as a result of the announcement.  It is business as usual.  Once the transaction is closed, we expect Immucor to gain the added benefit of the resources and expertise TPG Capital brings to our business.

6.	The press release mentioned a tender offer. What is that?

A tender offer is a process in which the stock of a company is purchased from its shareholders.  Shareholders are given the chance to “tender” or sell their stock for a set price (in this case $27.00 per share) during a set period of time.  Upon the successful completion of the tender offer, the transaction is complete and, in our case, we will begin our partnership with TPG Capital.

7.	How long before the transaction is completed?

The Company expects the transaction to close in the second half of 2011.  Closing is subject to antitrust review by the Federal Trade Commission and other customary conditions.

8.	What can we expect in the interim before the transaction closes?

It is business as usual.  You should see no impact to the day-to-day operations as a result of today’s announcement.

9.	How will I know more about the progress of the transaction?

Until the transaction closes, which we expect will be in the second half of 2011, it is business as usual.  If you have questions or concerns, please contact your supervisor who will help get you answers.

Once the transaction closes, we expect Immucor to gain the added benefit of the global resources and expertise of TPG Capital.  We want all of you to know how much we value your contributions to Immucor.  As we move through this process, we’ll rely on your continued dedication and focus.  You are the reason Immucor is successful.  TPG Capital considers you to be Immucor’s most valuable asset.

10.	I own shares in Immucor. What do I need to do?

Instructions on how to tender your shares will be mailed to all shareholders in the coming days.

11.	Will salaries and benefits be affected? Will my 401k or healthcare benefits change?

Immucor believes that employees should see no impact to day-to-day operations as a result of our partnership with TPG Capital.

As you know, we are in the middle of our fiscal 2011 Performance Management Cycle Appraisal to determine merit increases.  We expect this process to be completed, as scheduled, in August.

There are no current plans for benefit changes as a result of this transaction.

12.	I have stock options and/or restricted stock. What will happen to them?

Upon close of the transaction, all unvested restricted stock and stock options will vest immediately.  You will have the opportunity to convert your vested equity to cash at a price of $27.00 per share.  Please remember that if you are an option holder, the cash received would be equal to $27.00 minus the option exercise price, subject to any withholdings.

The restricted stock and options will be processed at closing.  You will receive a separate communication with further information at that time.

13.	I’m surprised by the timing of the CEO change in light of the transaction announcement. Can you give me any background on the CEO decision?

Decisions that determine the long-term direction of the Company do not occur quickly but instead are the result of long, thoughtful processes that take time to come to fruition.

The CEO change was the culmination of a two-year succession planning process conducted by the Company’s Board of Directors.  And, as we said at the time of the announcement, the Board felt strongly that we had found in Josh Levine the leader who could successfully guide Immucor through its next phase of growth.

Likewise, the decision to take the Company private was the result of a long and robust exploration of strategic alternatives.  When entering into a strategic alternatives process, there is no guarantee that a transaction will result.  And, indeed, many options were explored with no transaction occurring.

As these two processes were running in parallel, the timing of both processes coming to resolution at nearly the same time is coincidental.

Josh and TPG Capital will be working closely together after the transaction closes to identify the right path forward.

14.	What should I say if I’m contacted by media, financial community, or other third parties about the transaction?

It is likely that today’s news will lead to increased interest in Immucor and it’s important we speak with one voice on this matter.  If you receive any inquiries from the media, financial community, or other third parties please refer them to Michele Howard at 770-225-8622.

Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, IVD Holdings Inc. and IVD Acquisition Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Additional Information about the Merger and Where to Find It
In connection with the potential one-step merger, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation pursuant to the terms of the merger agreement. The proxy statement and other material filed with the SEC will contain important information about the Company and the merger that should be read carefully before making any voting or investment decision with respect to the proposed merger.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other merger documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

The Company and its officers and directors, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of the Company’s officers and directors, as well as other matters, in the Company’s proxy statement for its 2010 annual meeting of shareholders and the proxy statement and other relevant materials which will be filed with the SEC in connection with the merger. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s shareholders generally, will be set forth in the proxy statement relating to the merger.

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this communication contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding the anticipated acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s shareholders will tender their stock in the offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended May 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

The following letter was sent to suppliers of Immucor, Inc. on July 5, 2011.

Dear Valued Immucor Supplier:

Today, Immucor announced that the Company’s Board of Directors unanimously approved the sale of Immucor to TPG Capital, a leading investment firm.  When this transaction is completed, Immucor will become a privately-held company.  Enclosed is the press release we issued announcing the transaction.

TPG Capital is a well-respected private equity firm with extensive experience investing in healthcare businesses.  We believe that partnering with TPG Capital will enable us to continue to focus on our strategic goals with greater flexibility and backed by the scalable resources of a global investment firm.

We anticipate that the transaction will be completed in the second half of 2011, subject to regulatory approval and other customary closing conditions.  In the meantime, it is business as usual at Immucor, and we are working to create a seamless transition.  Your point of contact at the Company will stay the same.  Maintaining our relationship with our suppliers remains a top priority.

We look forward to our continued relationship.  As always, if you have any questions, please contact NAME at XXX-XXX-XXXX.

Sincerely,
INSERT

Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, IVD Holdings Inc. and IVD Acquisition Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Additional Information about the Merger and Where to Find It
In connection with the potential one-step merger, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation pursuant to the terms of the merger agreement. The proxy statement and other material filed with the SEC will contain important information about the Company and the merger that should be read carefully before making any voting or investment decision with respect to the proposed merger.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other merger documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

The Company and its officers and directors, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of the Company’s officers and directors, as well as other matters, in the Company’s proxy statement for its 2010 annual meeting of shareholders and the proxy statement and other relevant materials which will be filed with the SEC in connection with the merger. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s shareholders generally, will be set forth in the proxy statement relating to the merger.

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this communication contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding the anticipated acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s shareholders will tender their stock in the offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended May 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

The following presentation was made to employees of Immucor, Inc. on July 5, 2011.

Employee Call Script

JOSH:

•	Good morning and thank you for joining us.
•	By now you should all be aware of this morning’s announcement that our Board has unanimously approved the sale of Immucor to TPG Capital, a leading investment firm.
•	Nino and I wanted to take a few minutes to speak with you all personally and share some additional information about this exciting announcement.

•	First of all, we believe this is a great transaction for Immucor, our shareholders, customers and, most importantly, you – our employees.
•	By partnering with TPG Capital, Immucor will become a privately-held company that is backed by the resources of a global investment firm.

•	So who is TPG Capital?
•	TPG Capital is a well-respected private equity firm with extensive experience investing in healthcare businesses.
•	TPG Capital invests in companies that have solid growth opportunities and offers extensive business knowledge, experience and resources to support and nurture global growth.
•	TPG Capital believes Immucor has a unique franchise bolstered by its superior automation technology and thoughtful go-to-market strategy.
•	Additionally, TPG Capital believes in the growth opportunities presented by our molecular immunohematology offering and by our expansion into new markets around the world.
•	They are committed to supporting Immucor‘s strategy and efforts to improve transfusion medicine.

•	Now Nino will discuss why we believe this transaction is good for Immucor.

NINO:

•	Thank you Josh. Why do we believe a sale to TPG Capital and becoming a privately held company is good for Immucor?
•	We believe that going private will enable us to have greater flexibility to make critical investments and decisions swiftly.
•
As you know, our goal is to reach more customers and deliver exceptional experiences and value at a pace that stays ahead of our competition – and we believe this new partnership with TPG Capital supports that goal.

•	Among other benefits, we will have the ability to tap into TPG Capital’s global business expertise.
•
Of course, we all want nothing more than to see Immucor achieve success, and that’s another important view we share with TPG Capital – they see the great potential of our business and are thrilled to support our vision going forward.

•	While there are a number of legal steps left for us, we anticipate that the transaction will be completed in the second half of 2011.
•	As is usual with situations like this, closing of the transaction is subject to regulatory approval and other customary closing conditions.

•	On a personal note, we are very proud of your achievements and want to thank each of you for your dedication to one another, our customers, and our company.
•	Our customers have come to expect great things from Immucor, and we will take this opportunity to reiterate that everyone at Immucor is totally focused on meeting and exceeding their expectations.
•	This is an exciting announcement, but we would ask that you not let it distract you from your work – it is critical that we stay focused on serving our customers.

JOSH:

•	Thanks Nino.
•	It is important to remember that this is only a change in ownership, not a change in direction.
•	It is business as usual at Immucor, and we anticipate a seamless transition for all of you with no changes to our headquarters or our ongoing operations.

•	You will have received a letter this morning with much of the information we just discussed, as well as some Frequently Asked Questions and a factsheet about TPG Capital.
•
We recognize that you will have additional questions about what today’s announcement will mean.  Please remember that we are in the early stages of this process, and may not have all those answers today.

•	However, we can assure you that we will make the best possible effort to keep you informed as we move forward.

•	We will be reaching out to our customers throughout the days ahead to talk to them about this announcement.
•	We’re confident that working with TPG Capital, we can continue to reach new heights to benefit Immucor and you – the employees who are making this possible.
•	Thank you for your time. We hope you share our excitement as we enter this new chapter in our great company’s history.
•	We believe we have a very bright future ahead.

•	We would now like to open it up for questions.

Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, IVD Holdings Inc. and IVD Acquisition Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Additional Information about the Merger and Where to Find It
In connection with the potential one-step merger, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation pursuant to the terms of the merger agreement. The proxy statement and other material filed with the SEC will contain important information about the Company and the merger that should be read carefully before making any voting or investment decision with respect to the proposed merger.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other merger documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).
The Company and its officers and directors, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of the Company’s officers and directors, as well as other matters, in the Company’s proxy statement for its 2010 annual meeting of shareholders and the proxy statement and other relevant materials which will be filed with the SEC in connection with the merger. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s shareholders generally, will be set forth in the proxy statement relating to the merger.

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this communication contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding the anticipated acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s shareholders will tender their stock in the offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended May 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

The following talking points were distributed to employees of Immucor, Inc. on July 5, 2011.

Senior Manager Talking Points

What we announced:
•	Today, Immucor announced that the Company’s Board of Directors unanimously approved the sale of Immucor to TPG Capital.

•	TPG Capital is a well-respected global investment company that seeks out well-managed, fundamentally solid businesses for long-term investments.

Benefits of transaction:
•	By partnering with TPG Capital, Immucor will become a privately held company, backed by the scalable resources of a global investment firm.

•	TPG Capital invests in companies that have solid growth opportunities and offers extensive business knowledge, experience and resources to support and nurture global growth.

•	The firm currently invests in more than 200 businesses around the world representing a variety of industries and has extensive experience investing in healthcare businesses.

•	TPG Capital believes Immucor has a unique franchise bolstered by its superior automation technology and thoughtful go-to-market strategy.

•	Additionally, TPG Capital believes in the growth opportunities presented by our molecular immunohematology offering and by our expansion into new markets around the world.

•	We believe TPG Capital will actively support Immucor with global business expertise that will enable us to have greater flexibility to make critical investments and decisions swiftly.

Timing:
•	We anticipate that the transaction will be completed in the second half of 2011, subject to regulatory approval and other customary closing conditions.

•	In the meantime, we should continue to do great work that we can be proud of and remain focused on improving blood bank operations and patient safety throughout the world.

Next steps and our commitment to you:
•	We realize that you may have questions about what this announcement means for you.

•	At this point, we are very early in the process and there is a lot of work ahead.

•	We will do our best to keep you informed of the details throughout the process.

•
We want to assure you that it is business as usual at Immucor, and we are working to create a seamless transition for all of you.  Employees should see no impact to the day-to-day operations as a result of this transaction.

•	Our future plans can only happen with the continued dedication and commitment of our teams. Please continue to support our business as you do every day.

Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced,  IVD Holdings Inc. and IVD Acquisition Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Additional Information about the Merger and Where to Find It
In connection with the potential one-step merger, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by  IVD Holdings Inc. and IVD Acquisition Corporation pursuant to the terms of the merger agreement. The proxy statement and other material filed with the SEC will contain important information about the Company and the merger that should be read carefully before making any voting or investment decision with respect to the proposed merger.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other merger documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

The Company and its officers and directors, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of the Company’s officers and directors, as well as other matters, in the Company’s proxy statement for its 2010 annual meeting of shareholders and the proxy statement and other relevant materials which will be filed with the SEC in connection with the merger. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s shareholders generally, will be set forth in the proxy statement relating to the merger.

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this communication contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding the anticipated acquisition of the Company by  IVD Holdings Inc. and IVD Acquisition Corporation are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s shareholders will tender their stock in the offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended May 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

The following letter was distributed to third party distributors of Immucor, Inc. on July 5, 2011.

Dear Valued Immucor Distributor:

Today, Immucor announced that the Company’s Board of Directors unanimously approved the sale of Immucor to TPG Capital, a leading investment firm.  When this transaction is completed, Immucor will become a privately-held company.  Enclosed is the press release we issued announcing the transaction.

TPG Capital is a well-respected private equity firm with extensive experience investing in healthcare businesses.  We believe that partnering with TPG Capital will enable us to continue to focus on our strategic goals with greater flexibility and backed by the scalable resources of a global investment firm.

We anticipate that the transaction will be completed in the second half of 2011, subject to regulatory approval and other customary closing conditions.  In the meantime, it is business as usual at Immucor, and we are working to create a seamless transition.  Your point of contact at the Company will stay the same.

We look forward to our continued relationship.  As always, if you have any questions, please contact NAME at XXX-XXX-XXXX.

Sincerely,
INSERT

Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, IVD Holdings Inc. and IVD Acquisition Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Additional Information about the Merger and Where to Find It
In connection with the potential one-step merger, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation pursuant to the terms of the merger agreement. The proxy statement and other material filed with the SEC will contain important information about the Company and the merger that should be read carefully before making any voting or investment decision with respect to the proposed merger.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other merger documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

The Company and its officers and directors, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of the Company’s officers and directors, as well as other matters, in the Company’s proxy statement for its 2010 annual meeting of shareholders and the proxy statement and other relevant materials which will be filed with the SEC in connection with the merger. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s shareholders generally, will be set forth in the proxy statement relating to the merger.

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this communication contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding the anticipated acquisition of the Company by IVD Holdings Inc. and IVD Acquisition Corporation, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s shareholders will tender their stock in the offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended May 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

The following letter was sent to the Scientific Advisory Board of Immucor, Inc. on July 5, 2011.

Dear Scientific Advisory Board Member,

Today, Immucor announced that the Company’s Board of Directors unanimously approved the sale of Immucor to TPG Capital, a leading investment firm.  When this transaction is completed, Immucor will become a privately held company. Enclosed is the press release we issued announcing the transaction.  We are writing to personally inform you about the partnership and what it means for our company.

TPG Capital is a well-respected private equity firm that currently invests in more than 200 businesses around the world representing a variety of industries and has extensive experience investing in healthcare businesses.  TPG Capital believes Immucor has a unique franchise bolstered by its superior automation technology and thoughtful go-to-market strategy.  Additionally, TPG Capital believes in the growth opportunities presented by our molecular immunohematology offering and by our expansion into new markets around the world.

We believe our partnership with TPG Capital will enable us to have even greater flexibility to make critical investments and decisions swiftly.  We will remain completely focused on building our leadership position in delivering innovation and automation to blood banks and transfusion centers around the world.

We anticipate that the transaction will be completed in the second half of 2011, subject to regulatory approval and other customary closing conditions.  We want to assure you that it is business as usual at Immucor, and we are confident we will execute a seamless transition.

We would like to thank you for the counsel and support you have provided over the years – you have been indispensable to the growth and success of our company.  We consider you a valuable member of our team and look forward to your continued relationship with Immucor.

Best regards,

JOSH AND NINO

Notice to Investors
The planned tender offer described in this communication has not yet commenced. The description contained in this communication is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, IVD Holdings Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Additional Information about the Merger and Where to Find It
In connection with the potential one-step merger, the Company will file a proxy statement with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company by IVD Holdings Inc. pursuant to the terms of the merger agreement. The proxy statement and other material filed with the SEC will contain important information about the Company and the merger that should be read carefully before making any voting or investment decision with respect to the proposed merger.  These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 3130 Gateway Drive, Norcross, Georgia, telephone number (770) 441-2051.  All of these materials (and all other merger documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

The Company and its officers and directors, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of the Company’s officers and directors, as well as other matters, in the Company’s proxy statement for its 2010 annual meeting of shareholders and the proxy statement and other relevant materials which will be filed with the SEC in connection with the merger. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s shareholders generally, will be set forth in the proxy statement relating to the merger.

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this communication contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding the anticipated acquisition of the Company by IVD Holdings Inc., are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Forward-looking statements are not guarantees of future events and involve risks and uncertainties that actual events may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to, uncertainties as to how many of the Company’s shareholders will tender their stock in the offer, the possibility that competing offers will be made, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its annual report on Form 10-K for the year ended May 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.